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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ] Form 3 Holdings Reported

[X] Form 4 Transactions Reported

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

  FREDERICO                          Dominic                 J.
-------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)
  c/o ACE Limited
  The ACE Building, 30 Woodbourne Ave.
-------------------------------------------------------------------------------
                                    (Street)

Hamilton                              HM 08                 BERMUDA
-------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
_______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

           ACE Limited (NYSE:ACL)
_______________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


_______________________________________________________________________________
4.   Statement for Month/Year

          December 1999
_______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


_______________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

            President and Chief Operating Officer, ACE Limited
            ---------------------------------------------------
_______________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
_______________________________________________________________________________

===============================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
===============================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr. 4)(Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       10/7/98        A(1)            490          A    $25.50                    D
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       11/12/98       A(2)           75,000        A     (2)                      D
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                        4/7/99        A(1)            471          A    $26.5094                  D
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       10/7/99        A(1)            868          A    $14.3969                  D
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       11/18/99       A(3)           40,000        A       (3)                    D
-----------------------------------------------------------------------------------------------------------------------------------
Ordianry Shares                       12/30/99       J4(4)           650          A       (4)     141,921        D
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================

*   If the Form is filed by more than one Reporting Person, see Instruction
    4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                         (Over)
(Form 5-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
Options to acquire  $29.625  11/12/98  A        75,000       (5)    11/12/2008  Ordinary  75,000  (6)                D
                                                                                 Shares
-----------------------------------------------------------------------------------------------------------------------------------
Options to acquire  $19.3125 11/18/99  A        90,000       (5)    11/18/2009  Ordinary  90,000  (6)     405,000(7) D
                                                                                 Shares
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===============================================================================================================================
Explanation of Responses:

(1) Purchase pursuant to ACE Limited Employee Stock Purchase Plan.
(2) Award of restricted stock pursuant to ACE Limited Long-Term Incentive Plan. Stock vests as follows: 1/3 on third anniversary of date of award, 1/3 on fourth anniversary of date of award, and 1/3 on fifth anniversary of date of award.
(3) Award of restricted stock purchase to ACE Limited Long-Term Incentive Plan. Stock vests as follows: 1/4 on first anniversary of date of award, 1/4 on second anniversary of date of award, 1/4 on third anniversary of date of award, and 1/4 on fourth anniversary of date of award.
(4) Reporting person received, in exchange for 1,000 shares of common stock of Capital Re Corporation ("Capital Re"), 650 ACE
    Limited Ordinary Shares and $3,445.60 in cash as a result of the consummation of the Agreement and Plan of Merger between
    Capital Re and ACE Limited. Based on the NYSE closing price of Capital Re's shares on December 30, 1999 of $13.75, the amount of consideration attributable to the reporting person's acquisition of ACE Limited Ordinary Shares was $15.85 per share.
(5) Options become exercisable as follows: 1/3 on first anniversary of the date of award, 1/3 on second anniversary of date of award, and 1/3 on third anniversary of date of award.
(6) Options awarded pursuant to ACE Limited 1995 Long-Term Incentive Plan.
(7) On February 17, 1998, the Ordinary Shares of ACE Limited split 3-for-1. Option awards previously reported have been adjusted to give effect to the stock split.

Signed for Dominic J. Frederico pursuant to a power of attorney on file with the Securities and Exchange Commission



By: /s/ Peter Mear                                           14th Feb. 2000
   ------------------------------------------              --------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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